SCHNEIDER WEINBERGER & BEILLY LLP
                         2200 Corporate Boulevard, N.W.
                                    Suite 210
                            Boca Raton, Florida 33431

                                                          telephone 561-362-9595
                                                         telecopier 561-362-9612

                                             May 29, 2007

                                    'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Attention:        Jeffrey P. Riedler
                           Greg Belliston

         Re: Sunwin International Neutraceuticals, Inc. (the "Company") Registration Statement on Form SB-2
                  Filed April 27, 2007
                  File Number 333-142419

Ladies and Gentlemen:

         The Company is in receipt of the Staff's letter of comment dated May 15, 2007. The Company has filed amendment number 1 to the above-captioned registration statement on this date. Following are the Company's responses to the staff's comments. In addition, under separate cover the Company is delivering three courtesy copies of amendment number 1 to Mr. Belliston, marked to show the revisions and keyed to the staff's comments.

1.       We note your response to comment 2, and we reissue the comment. Since
         (a) you state on page 71 that Peter Fulton is an affiliate of a broker-dealer and (b) he is not a broker-dealer who received the securities as compensation for underwriting activities, your filing must either identify him as an underwriter or include the following two representations:

            o Mr. Fulton received his securities in the ordinary course of business; and

            o At the time he received the securities to be resold, he had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

         If the shares were transferred to Mr. Fulton as his compensation for working on the private placement, and if you commonly pay him with securities rather than cash, you may consider these factors in determining whether you are able to make the first representation.

Securities and Exchange Commission
May 29, 2007
Page 2 of 2


         RESPONSE:
         ---------

            o Peter Fulton received the warrants in the ordinary course of business as represented to us by Skyebanc, Inc. Mr. Fulton has received equity type compensation in the past from Skyebanc, Inc. on various transactions, and that firm has provided such compensation to other executives and employees in the ordinary course of its business. My firm has received a written affirmation from Skyebanc, Inc. as to these representations. We have also included in Footnote 16 on page 69 related to Mr. Fulton reference to the circumstance that these securities were received in the ordinary course of business.

            o We have previously included a statement on page 72 of the prospectus that no firm or individuals have any arrangement to participate in the distribution of such securities. We have reinforced that statement with regard to Mr. Fulton in Footnote 16 as it appears on page 69 of amendment number 1.

         In addition to revisions in response to staff comments, amendment number 1 contains updates to certain information, and the number of shares of the Company's common stock being registered for resale has been increased by 900,000 shares. These shares, which are presently issued and outstanding, were issued in April 2007 to a previously listed selling security holder for further consulting services under the terms of an agreement as described on page 51 of amendment number 1. A portion of the shares received are not registered as part of this registration statement.

         The Company acknowledges that:

            o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

            o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

            o the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        /s/ James M. Schneider

cc: Ms. Dongdong Lin